DENVER, CO OFFICE 6950 S. Potomac Street, Suite 300 Centennial, CO 80112 Tel: (303) 531-0470 Fax: (303) 531-0519

August 16, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

Re:          Uranium Resources, Inc.

Form 10-K filed for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 001-33404

Ladies and Gentlemen:

Uranium Resources, Inc. (the “Company”) hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated July 8, 2013 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by the Company’s response to each comment.

Form 10-K for the Year Ended December 31, 2012

Item 1. Business, page 1

Comment No. 1

Please revise throughout to remove the contained pounds of uranium associated with your mineralized materials. Mineralized materials should be disclosed as tons and grade without contained metals.

Company Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully notes that the disclosure of contained pounds of U3O8 is consistent with past discussions between the Company and the Staff.  The Company also believes that the disclosure of contained pounds of U3O8 is consistent with the Company’s historical disclosure and that removal of contained pounds of U3O8 may lead to investor confusion.

The Company has disclosed contained pounds of U3O8 in its public filings since 2004, and both contained pounds and tons and grade starting in 2007.  With a decade of disclosure of contained pounds of U3O8, the Company believes that investors have come to rely on contained pounds of U3O8 as a key metric in evaluating the Company, particularly as the Company expands through acquisitions and mergers, as was the case in the Company’s merger with Neutron Energy, Inc. in 2012.  Removing contained pounds of U3O8 from the Company’s future filings would deprive investors of a metric that has been consistently available to them since 2004, and is likely to result in confusion regarding why the disclosure is no longer provided.

We understand that the Staff has traditionally interpreted Industry Guide 7 to permit the disclosure of tons and grade without contained metals associated with mineralized material.  The Company believes this distinction normally serves to prevent investor confusion between reserves and contained metals associated with mineralized material.  Unlike many other mining companies, the Company discloses both mineralized materials and reserves, and the Company clearly distinguishes between its mineralized materials and reserves (e.g. referring to “non-reserve mineralized material” on pages 4, 5, 49, 55 and 59 of the 2012 Form 10-K and the distinction between mineralized material and reserves in the glossary appearing on pages 65 and 66 of the 2012 Form 10-K).  The Company respectfully submits that the presence of both measures and the highlighted distinctions alleviate concerns over investor confusion between the measures, that investors are accustomed to seeing both measures in the Company’s disclosure, and that the removal of contained pounds of U3O8 (a metric well understood by investors in the context of the Company) would contribute to investor confusion while providing little or no countervailing benefit.

The Company has addressed disclosure of contained pounds of U3O8 twice with the Staff in recent years.  A letter from the Staff dated December 31, 2007 noted that “[m]ineralized material should only be reported as an ‘in place’ tonnage and grade, and should not be disclosed as units of product” and asked the Company to revise its disclosure (Comment No. 31).  In responding to this comment, the Company discussed its historical practices and the potential for investor confusion with Mr. George K. Schuler at the Commission.  Following discussions with and guidance from Mr. Schuler and as reflected in the Company’s response letter dated February 6, 2008, the Company revised its disclosure to include both “in place” tonnage and grade and pounds of U3O8, and the Company has continued to disclose “in place” tonnage and grade and pounds of U3O8 in each subsequent Form 10-K, consistent with the guidance received in 2007.

Similarly, in 2012 the Company had discussions with Mr. Schuler in connection with the Company’s registration statement on Form S-4 for the merger between Uranium Resources, Inc. and Neutron Energy, Inc.  Because of the Company’s historical disclosure of in-place contained pounds of U3O8 and investor reliance on contained pounds as a key metric in evaluating the Company and post-merger business, Mr. Schuler did not object to the presentation of contained pounds of U3O8 for the newly acquired properties.  Indeed, the Company believes contained pounds of U3O8 was a key metric evaluated by both the Company’s stockholders and the stockholders of Neutron Energy, Inc. in approving the merger and removing contained pounds would lead to investor confusion.

For the foregoing reasons, the Company respectfully advises the Staff that it believes continued disclosure of contained pounds of U3O8 is in the best interests of investors.

Comment No. 2

Please confirm that your mineralized materials do not contain estimates based on geologic inference, such as inferred resources.

Company Response to Comment No. 2

The Company hereby confirms that the disclosed mineralized materials do not contain estimates based on geologic inference, such as inferred resources.

Comment No. 3

We note your disclosure of in-place reserves in South Texas. Please disclose the modifying factors associated with each of your in-place mineral reserves including recovery factors and the uranium price used to determine your reserves, pursuant to the Instructions to paragraph (b)(5) of Industry Guide 7.

Company Response to Comment No. 3

For each of the Company’s Kingsville Dome and Rosita properties in South Texas, the estimated recovery factor is 65%, and the reserves are based on a price of $16.00 per pound of U3O8.  The Company will disclose such modifying factors in future filings.

Comment No. 4

Please revise to disclose if your mineral reserves are proven mineral reserves or probable mineral reserves pursuant to the definitions in paragraph (a) of Industry Guide 7.

Company Response to Comment No. 4

The Company acknowledges the Staff’s comment and notes that all such mineral reserves are proven reserves, as indicated in the third sentence on page 5 of the 2012 Form 10-K: “The following table summarizes our estimates of Proven Reserves for our Kingsville Dome and Rosita properties in South Texas.” (emphasis added)  None of the in-place reserves in South Texas disclosed in the 2012 Form 10-K are probable reserves.

Item 2. Properties page 20

Comment No. 5

Please revise to describe the work completed on each of your properties for your fiscal year ended 2012 and the associated values, pursuant to paragraph (b)(4)(i) of Industry Guide 7. Please distinguish between capital expenditures and other expenditures in your response.

Company Response to Comment No. 5

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes the appropriate disclosures have been made for its material properties in Item 2—Properties and in Item 7—Management Discussion & Analysis in the 2012 Form 10-K, including the following disclosures:

•                  Page 22, Kingsville Dome:  “Restoration and Reclamation.  During 2012, we conducted restoration activities as required by the permits and licenses on this project spending approximately $1.1 million on restoration activities. In 2011 and 2010, we spent approximately $940,000 and $903,000, respectively. There are three TCEQ authorized production areas at the Kingsville Dome project. In 2012, restoration was completed within ten wellfields located in production areas 1 and 2. In 2013, URI will sample and observe the wellfields in production areas 1 and 2 during a stabilization period required by TCEQ rules. Groundwater restoration for production area 3 was conducted throughout 2012. We have completed groundwater restoration in five of the nine depleted wellfields in production area 3 at year end of 2012. We expect that all the production area 3 wellfields at our Kingsville Dome will be restored and placed into stability in 2013. Subject to regulatory approval groundwater restoration will be completed for the entire project. Since we began our groundwater activities in 1998, we have processed and cleaned approximately 2.7 billion gallons of groundwater at the Kingsville Dome project.”

•                  Page 24, Rosita:  “Our capital expenditures at the Rosita project were approximately $78,000, $167,000 and $137,000 in 2012, 2011 and 2010, respectively. […] Production areas 1 and 2 consist of seven wellfields whose groundwater has been restored by the circulation and processing of approximately 1.3 billion gallons of reverse osmosis treated water. In 2012 we were in the final phase of TCEQ required stabilization in production areas 1 and 2 and expect to complete their stability phase in 2013. Following the completion of stability phase the wells in production areas 1 and 2 will be plugged and abandoned.”

•                  Pages 25-26, Vasquez:  “Restoration and Reclamation.  We are conducting ongoing restoration and reclamation activities at this project and have spent $640,000, $590,000 and $470,000 in 2012, 2011 and 2010, respectively for such activities. The Vasquez project consists of two authorized production areas. Production area 1 consists of five wellfields. At the end of 2012 restoration was substantially complete at all five wellfields and will be completed in 2013. Production area 2 consists of two wellfields where is restoration was completed in 2012. In 2013 we will sample and observe the restoration stability in the wellfields in production area 2. We project that all wellfields at our Vasquez site will be restored and placed into stability in 2013. Subject to regulatory approval groundwater restoration is projected to be completed in all wellfields at the Vasquez project in 2013.”

•                  Page 32, Churchrock:  “We spent about $2.8 million, $59,000 and $139,000 in 2012, 2011 and 2010, respectively, for permitting activities and land holding costs.”

•                  Page 34, Crownpoint:  “We spent about $283,000, $9,000 and $3,000 in 2012, 2011 and 2010, respectively, for permitting activities and land holding costs.”

•                  Page 41, Roca Honda:  “URI has not conducted any physical work on the project. […] At the present time we do not hold any permits for drilling or mining activities.”

•                  Page 69, MD&A:  “Cost of Uranium Sales.  The costs incurred in 2012 for operations and depreciation/depletion resulted from stand-by, maintenance and monitoring activities at our Rosita and Kingsville Dome projects during the year and $1.9 million incurred in connection with the Kingsville Dome pond recovery project. Costs incurred in 2011 and 2010 were for operations and depreciation/depletion resulting from stand-by, maintenance and monitoring activities at our Rosita and Kingsville Dome projects during the year. Our total cost of uranium sales is comprised of production costs, including operating expenses, depreciation and depletion expenses, and also includes amortization of our restoration and reclamation cost estimates, exploration costs incurred during the year and impairment provisions for uranium properties.”

•                  Page 69, MD&A:  “Operating Expenses.  During 2012 we incurred operating expenses related to our South Texas projects of $631,000 and $1.9 million in connection with the Kingsville Dome pond recovery project. During 2011 and 2010 we incurred operating expenses related to our South Texas projects of $648,000 and $395,000, respectively. All such costs were from stand-by and/or care and maintenance activities.”

In future filings, the Company will expand the disclosure in Item 2—Properties to consolidate the discussion of work completed on each of its properties and will distinguish between capital expenditures and operating expenditures and describe the material categories of cost for each of these expenditure areas.

Comment No. 6

Please fully describe any infrastructure located on your properties, including processing facilities, pursuant to paragraph (b)(4)(ii) of Industry Guide 7.

Company Response to Comment No. 6

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that disclosures of infrastructure have been made for its material properties in Item 1—Business, Item 2—Properties and in Item 7—Management Discussion & Analysis, including disclosure regarding the Company’s processing facilities at its Kingsville Dome and Rosita properties.  In addition, the Company discloses the absence of infrastructure on relevant properties in Item 2—Properties.  In future filings, the Company will expand the disclosure in Item 2—Properties to consolidate the infrastructure disclosure and more fully describe the infrastructure located on each material property, distinguishing between well field infrastructures, satellite ion exchange portable processing facilities and the central processing plants.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

Impairment of Uranium Properties, page 70

Comment No. 7

We note you recognized asset impairment charges of approximately $1.7 million for the year ended December 31, 2012 related to certain uranium project assets. With regard to your uranium project assets, please tell us:

•                  what you consider an asset group,

•                  how many asset groups were tested for impairment during the year,

•                  how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value), and

•                  how you considered the fact that you are not producing uranium in your impairment calculations.

For any at risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a price downturn in uranium within a defined period of time), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Company Response to Comment No. 7

The Company is engaged in uranium mining and related activities, including exploration, development, extraction and processing of uranium concentrates on projects located primarily in South Texas and New Mexico.  The Company mines its South Texas properties by in-situ recovery methods and the Company’s New Mexico properties will be mined by both in-situ recovery and conventional underground mining methods.

We have three primary asset groups:  (1) South Texas mineral rights and properties, (2) New Mexico mineral rights and properties, and (3) processing plant and equipment, vehicles and other personal property.  The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  The Company performed impairment testing in 2009 and recorded impairment adjustments for the properties at that time.  No new indicators were noted during the 2012 evaluation.  Accordingly, no asset groups were tested for impairment in 2012.

However, during the year ended December 31, 2012, in accordance with U.S. generally accepted accounting principles (ASC 410-20-35-8), the Company capitalized increases in estimated costs related to restoration obligations at its South Texas properties.  The capitalized costs, which amounted to $1.7 million, were then written-off as impairment cost because the carrying value of these properties has been fully impaired since 2009.  In future filings, the Company will expand its disclosure to clarify the underlying reasons for similar impairment charges.

Critical Accounting Policies, page 73

Comment No. 8

Please confirm you will expand your critical accounting estimates section in future filings to discuss significant estimates or assumptions and how these matters may affect the financial statements (e.g. effect of uranium prices, expected uranium prices, projected production levels and operating costs, etc. on your impairment analysis). Your revised disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to the Commission’s guidance concerning Critical Accounting Estimates and revise Management’s Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please provide us with draft disclosure of your planned changes.

Company Response to Comment No. 8

The Company confirms that it will expand its discussion of “critical accounting estimates” in future filings to discuss significant estimates or assumptions and how these matters may affect the financial statements.

We believe that the current disclosure in Item 7—Management Discussion & Analysis of the 2012 Form 10-K identifies those critical accounting policies where significant changes in estimates would have the most material adverse impact on the Company’s financial statements.  The two areas identified are (1) the estimates used for determining net realizable value for impairment purposes and (2) the estimates used for determining the liability for future costs to complete groundwater restoration and surface reclamation at our mine sites.

The disclosure of critical estimates used for impairment assessment was presented in the 2012 Form 10-K as follows (Page 73):

Specifically regarding our uranium properties, significant estimates were utilized in determining the carrying value of these assets. These assets have been recorded at their estimated net realizable value for impairment purposes, which is less than our cost. The actual value realized from these assets may vary significantly from these estimates based upon market conditions, financing availability and other factors.

In future filings, the disclosure will be expanded to include comments about the uncertainty and difficulty in predicting future uranium market prices because of (a) events that affect public acceptance of nuclear energy, (b) the limited size of the market for the use of uranium, and (c) changes in the prices of alternative energy sources and development of new low-cost alternative energy sources.

The disclosure of critical estimates used for recording the liability for future restoration and reclamation costs was presented in the 2012 Form 10-K as follows (Page 73):

Regarding our reserve for future restoration and reclamation costs, significant estimates were utilized in determining the future costs to complete the groundwater restoration and surface reclamation at our mine sites. The actual cost to conduct these activities may vary significantly from these estimates.

In future filings, the disclosure will be expanded to include comments about the uncertainty and difficulty in measuring the future costs as follows:

Estimates of the total ultimate closure and rehabilitation costs for uranium mining operations are significant and based principally on current legal and regulatory requirements and mine closure plans that may change materially. Any underestimated or unanticipated rehabilitation costs could materially affect our financial position, results of operations and cash flows. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated reclamation cost is increased, the amount of that liability and additional cost will be recorded at that time and could materially reduce our consolidated net income in the related period.

The laws and regulations governing mine closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations.

Finally, we will also add additional disclosure about the uncertainty and difficulty in measuring mineral reserves and mineralized material as follows:

The calculation of reserves, other mineralized material and grading are estimates and depend upon geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which may prove to be unpredictable. There is a degree of uncertainty attributable to the calculation of reserves, mineralized material and corresponding grades. Until reserves and other mineralized materials are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and other mineralized materials and ore may vary depending on the price of uranium. Any material change in the quantity of reserves, other mineralized materials, mineralization or grade may affect the economic viability of our properties.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page F-9

2. Summary of Significant Accounting Policies

Uranium Properties, page F-10

Comment No. 9

We note that you capitalize exploration and evaluations costs after the existence of commercially minable uranium deposit is confirmed. Please clarify for us how the point you determine the existence of a “commercially minable deposit” as disclosed here compares with the point at which you determine proven and probable reserves as defined by Industry Guide 7. Also, clarify for us the nature of capitalized costs included in the $2.460 million of evaluation and delineation.

Company Response to Comment No. 9

As noted in Note 2 — Summary of Significant Accounting Policies of the financial statements included in the 2012 Form 10-K, “exploration and evaluation costs associated with uranium properties are expensed as incurred until such time that the existence of a commercially minable uranium deposit is confirmed.”  For purposes of capitalizing exploration and evaluation costs, the Company’s practice has been to classify a uranium deposit as a “commercially minable deposit” upon completion of a third party technical report that provides quantified reserves or a positive feasibility study.

Note 5 — Property, Plant and Equipment of the financial statements included in the 2012 Form 10-K includes a line item described as Evaluation and Delineation costs in the amount of $2.460 million.  The types of costs included in this category are drilling, plugging, payroll, logging, bits, equipment, wells and motors.  These costs were primarily incurred on the Rosita South property where a third party technical report was prepared which includes proven reserves in support of the classification of this property as a commercially mineable deposit.

Comment No. 10

We note that during the fiscal year ended December 31, 2012, you recorded capitalized costs of approximately $3.2 million for property plant and equipment related to mines/projects that do not appear to have associated proven and probable reserves (Vasquez, Los Finados/Tecolote project, Churchrock, and Crownpoint/Section 13 drilling). Please tell us (i) the nature of the costs incurred, (ii) why you believe capitalization of these costs is appropriate and (iii) how capitalization of these costs is consistent with your disclosed accounting policy for uranium properties. In your response, please reference the authoritative literature that supports your accounting treatment.

Company Response to Comment No. 10

On the Statement of Cash Flows in the December 31, 2012 financial statements, the Company has classified approximately $3.2 million as cash flows from investing activities related to the Vasquez, Los Finado/Tecolote, Churchrock and Crownpoint/Section 13 projects.  These costs are primarily for land holding costs in the amount of $1.3 million, physical plant in the amount of $1.4 million and permits in the amount of $300,000.  The Vasquez additions of approximately $100,000 are included in the $679,000 impairment charge disclosed on page F-17 of the 2012 Form 10-K.  The remaining additions of approximately $3.1 million were for development activities incurred on projects with commercially minable deposits and are properly capitalized pursuant to the Company’s accounting policies, as described on page F-10 of the 2012 Form 10-K: “All acquisition and development costs (including financing, salary and related overhead costs) incurred in connection with the various uranium properties are capitalized.”  The capitalization of development costs is also supported by Industry Guide 7 and U.S. generally accepted accounting principles (ASC 360 — Property, Plant and Equipment).

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

Comment No. 11

We note the disclosure on page 25 that you use survey data, proxy data for a number of public companies, and peer group data in determining pay practices. Please expand the disclosure to explain how these data are used in determining pay. Please identify the companies that you benchmark against, as required by Item 402(b)(2)(xiv) of Regulation S-K. Please provide us with proposed draft disclosure.

Company Response to Comment No. 11

The Company acknowledges the Staff’s comment and confirms that it will expand its disclosure in future filings to explain how the data are used in determining pay.  Regarding benchmarking, the companies listed on page 26 of the Proxy Statement comprise the entire benchmarking group, although the disclosure indicated that additional, non-uranium mining companies formed a part of the group.  The Company will clarify the composition of the group in future filings.

In future filings, the Company will provide disclosure substantially as follows:

Assessment of Senior Executive Compensation and Incentive Programs

In September 2010, as part of the Company’s objective of establishing an annual and long-term incentive program for its executives, Buck Consultants, LLC was engaged to serve as an independent advisor to the Compensation Committee and to provide consultative services and assistance to the Company as follows:

•                  assess the executive pay package for the senior management team that reports directly to the Chief Executive Officer and make appropriate refinement recommendations, to ensure that consistency exists between the Chief Executive Officer pay package and go-forward pay arrangements for the senior management group; and

•                  develop a formal incentive program for the Company’s senior management team that supports alignment of management interests with the financial and value creation performance success of the business.

In connection with these activities, a rigorous set of analyses of multiple factors was used in assessing pay levels of the senior management team and performance objectives. Given the unique circumstances of the Company’s operations and industry, it was determined that multiple sources of data should be used in determining competitive pay levels of the senior management team.

A primary source of data was derived from multiple relevant survey sources in determining pay practices among companies of size and scope similar to the Company. Another source used to supplement the survey data and to enhance our understanding of the relevant markets for management talent included proxy data of a number of public companies that were selected for comparison purposes based on three key factors as follows:

•                  revenue scope within a reasonable range;

•                  asset size within a reasonable range of the Company’s asset size; and

•                  mining companies with operational scope comparable to those of the Company—specifically, mining companies with operational activities versus pure “junior” developmental/exploration companies.

To be reflective of the appropriate range of relevant competitive pay practices, the group of companies used for this purpose was comprised of a mixture of uranium mining companies in various stages of development and production, consisting of Cameco Corp., Denison Mines Corp., Laramide Resources, Uranerz Energy Inc., Strathmore Minerals and CanAlaska Uranium Ltd.

The survey data was combined with the proxy data described above in assessing the senior management team’s competitive pay positioning relative to competitive practices—see below under “Target Total Direct Compensation Positioning for 2013” for more details.  The Company targets all elements of its compensation programs to provide a competitive compensation opportunity at the median range of companies whose compensation is surveyed or included in the proxy data. Actual payouts under these programs can be above or below the median based on Company and personal performance, as discussed in greater detail below.

Comment No. 12

We note your disclosure on page 27 that under the 2012 MIP the “maximum annual incentive payout was 45% of base salary” and your subsequent disclosure that “the maximum aggregate annual award amount payable under the MIP could not exceed 30% of the sum of the Plan Participants’ base salary.” Please advise us of how these two statements can be reconciled. To the extent you intend to revise your disclosure in future filings, please provide us with draft disclosure.

Company Response to Comment No. 12

The Company notes the Staff’s comment and respectfully advises the Staff that the first statement refers to an individual’s maximum annual incentive payout while the second statement refers to the maximum aggregate annual award payout to all Plan Participants collectively.

For example, if Executive A’s base salary is $100,000 per year, Executive A could earn a maximum award of $45,000 (i.e. 45% of Executive A’s base salary), as determined by the Company’s Chief Executive Officer and subject to Compensation Committee approval.  If, on the other hand, the entire pool of Plan Participants consists of Executives A, B and C, each with a base salary of $100,000 per year, the maximum aggregate annual award payout to all Plan Participants would be $90,000 (i.e. 30% of their collective base salaries).  Any individual Plan Participant could earn more than $30,000, but in the aggregate their awards could not exceed $90,000.

The Company respectfully submits that the disclosure in the Proxy Statement makes this distinction: “For 2012, as in 2011, the maximum aggregate annual award amount payable under the MIP could not exceed 30% of the sum of the Plan Participants’ base salary. Individual awards may be more or less than 30% of a Plan Participant’s base salary; however, given the Company’s recent operating results, the maximum aggregate annual award amount payable under the MIP for the 2012 plan year, as was the case in the 2011 plan year, cannot exceed the aggregate 30% limit.” (emphasis added)

Comment No. 13

We partially reissue comment 4 of our letter dated August 4, 2010. We note that you did not make any awards under the MIP or LTIP in 2012. Clearly disclose in future filings the performance measures used for each performance cycle, how the award will be determined and the actual results. For example, disclose the “pre-established functional area/individual performance goals” and actual performance for the completed fiscal year for the MIP. For the LTIP, please disclose how CTR is calculated and the Company’s actual CTR as a percentage compared to the Company’s peer group. Please provide us with draft disclosure. To the extent you believe that disclosure of such quantitative or qualitative performance information would result in competitive harm, such that the information should be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide to us a detailed explanation regarding such conclusion. If you have an appropriate basis for omitting this information, you must discuss the difficulty or likelihood of the company to attain the undisclosed performance targets and objectives. For guidance, please refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Company Response to Comment No. 13

The Company notes the Staff’s comment and supplementally advises the Staff that the Company is evaluating its compensation programs and may discontinue the MIP and the LTIP.  In future filings, if the Company continues the MIP or the LTIP or adopts similar plans based on performance criteria, the Company will disclose performance measures used for each performance cycle, how the awards will be determined and the actual results, subject to a determination that such disclosure would not result in competitive harm to the Company.  If the Company determines that such disclosure would result in competitive harm to the Company, the Company will disclose the difficulty or likelihood of attaining the undisclosed performance targets and objectives.

In future filings and assuming continuation of the MIP or the LTIP, the Company will provide disclosure substantially as follows:

Annual Incentive Awards

[…]

For 2012, as in 2011, the maximum aggregate annual award amount payable under the MIP could not exceed 30% of the sum of the Plan Participants’ base salary. Individual awards may be more or less than 30% of a Plan Participant’s base salary; however, given the Company’s recent operating results, the maximum aggregate annual award amount payable under the MIP for the 2012 plan year, as was the case in the 2011 plan year, cannot exceed the aggregate 30% limit. The specific performance levels and payout level percentages for 2012 are the same as existed in 2011, as follows:

Performance Level(1)	Payout Level Percentage(2)
Below Threshold	0% of Target
Threshold	33% of Target
Target	100% of Target
Maximum	150% of Target

(1)         Each Plan Participant’s payout is determined by his actual performance relative to pre-established functional area/individual performance goals as established by the Chief Executive Officer and approved by the Compensation Committee. For 2012, the performance measures and goals for each of the Plan Participants were as follows:

•                  Mr. Ewigleben — Achievement of six corporate objectives, each of which was equally weighted: best-in-class safety performance; environmental performance in full compliance with federal, state and local standards; annual stock price performance equal to or better than the median of the Company’s peer group; completion of a feasibility study regarding Churchrock or Crownpoint and pre-feasibility reports on certain underground assets in New Mexico; delivery of a financing plan to the Board of Directors; and development of a growth plan for the Company’s assets in New Mexico and South Texas.

•                  Mr. Ehrlich — 50% dependent upon completion of a certain financing event; 25% dependent upon addressing stock exchange issues; 10% dependent upon marketing objectives; 10% dependent upon objectives tied to integrating Neutron Energy into the Company; and 5% dependent upon cost reduction.

•                  Mr. Pelizza — 30% dependent upon securing all necessary permits for the Company’s operations; 30% dependent upon achievement of certain milestones with the Navajo Nation; 10% dependent upon providing corporate support for New Mexico and South Texas operations; 10% dependent upon providing support for business development and corporate communications objectives; 10% dependent upon compliance with regulatory and legislative initiatives; and 10% dependent upon providing technical support for corporate objectives.

•                  Mr. Van Horn — Achievement of five corporate objectives, each of which was equally weighted: best-in-class safety performance; completion of a feasibility study regarding Churchrock or Crownpoint and pre-feasibility reports on certain underground assets in New Mexico; development of a production and restoration plan for the Company’s assets in South Texas; management and development of the Los Finados project; and advancement of the Churchrock project.

•                  Mr. Lueras — 30% dependent upon business development goals, including the development of a growth plan for the Company and the development of business relationships; 25% dependent upon investor and media communications; 15% dependent upon land administration projects; 20% dependent upon implementation of certain IT objectives; and 10% dependent upon coordination with other members of management.

Because the Compensation Committee determined that no awards under the MIP would be made for 2012 performance, the Company did not evaluate whether or the extent to which the 2012 performance measures and goals were satisfied.

(2)         The payout level percentages will vary depending on actual performance and their payout curves rise continuously from threshold to target and from target to maximum. Therefore, to determine awards between threshold and target and target and maximum, linear interpolation would be utilized. For example, if an individual’s actual performance was determined to be in the middle of target and maximum, the payout level percentage would be 125% of the target amount.

[…]

Long-Term Incentive Plan

[…]

The LTIP was comprised of the following features in 2012:

•                  The target incentive payout was 30% of base salary and the maximum incentive payout was 45% of base salary and was denominated in restricted stock by dividing the target incentive by a grant date share value.

•                  One half of the shares may be earned based on remaining with the Company for three years following the grant date (time-based restricted share awards).

•                  The other 50% (performance-based restricted share awards) may be earned based on the Company’s Cumulative Total Return (“CTR”) performance over a one-year period starting as of the grant date.  CTR is calculated based on the change in price of the Company’s common stock during the year.  In 2012, the Company’s CTR was negative 55.9%, compared to 0.5% for the Company’s peer group.

•                  Once earned, the performance-based restricted share awards are subject to additional vesting requirements over a three-year period in which the shares vest one-third each year over the first, second and third anniversaries of the date of grant, provided the Plan Participant is still employed as of each such anniversary date.

•                  The number of performance-based restricted share awards earned may rise to 200% of the target number of shares or shrink to zero shares based on performance.

Comment No. 14

We note the stock awards for 2012 in the summary compensation table on page 30. You do not appear to have provided a discussion or analysis of the awards granted to the named executive officers other than Mr. Cryan. Please confirm that you will provide such disclosure in future filings, to the extent applicable. Please provide us with draft disclosure.

Company Response to Comment No. 14

The Company notes the Staff’s comment and hereby confirms that it will provide a discussion and analysis of the awards granted to each named executive officer in future filings to the extent applicable.  In future filings, the Company will provide disclosure substantially as follows:

2012 GRANTS OF PLAN-BASED AWARDS

The table below summarizes grants of restricted stock and options and the estimated cash awards payable under the Company’s MIP for 2012, and in the case of Mr. Ewigleben, under the terms of his employment agreement, as well as equity compensation granted during 2012 under the Company’s LTIP. Information regarding the terms of these awards can be found above under the headings “Annual Incentive Awards,” and “Long-Term Incentive Plan” and below under the heading “Employment Agreements.”

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)(2)			All Other Stock Awards: Number of Shares of	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Stock or Units (#)(3)	Options (#)	Awards ($/Sh)	Awards ($)
Terence J. Cryan(4)	06/04/12	—	—	—	5,000	—	—	33,500
	09/28/12	—	—	—	5,000	—	—	26,000
	09/28/12	—	—	—	—	20,000	5.10	82,000
Donald C. Ewigleben	03/30/12	—	—	—	10,057	—	—	91,519
Thomas H. Ehrlich	—	62,700	190,000	285,000	—	—	—	—
	03/30/12	—	—	—	1,425	—	—	12,968
Richard A. Van Horn	03/30/12	—	—	—	1,650	—	—	15,015
Mark S. Pelizza	—	69,300	210,000	315,000	—	—	—	—
	03/30/12	—	—	—	1,650	—	—	15,015
Mathew F. Lueras	—	41,580	126,000	189,000	—	—	—	—
	03/30/12	—	—	—	945	—	—	8,600

(1)         Non-equity incentive compensation represents, for named executive officers other than Messrs. Cryan and Ewigleben, potential earnings under the Company’s MIP for 2012. The threshold, target and maximum individual awards under the MIP represent 33%, 100% and 150%, respectively, of the named executive officer’s salary; however, the maximum aggregate annual award amount payable under the MIP could not exceed 30% of the sum of the Plan Participants’ base salary.

(2)         As of the date of this Proxy Statement, no awards have been made for 2012 under the Company’s MIP. Any such awards are subject to the approval of the Compensation Committee, and neither the amount of any award nor an estimated payment date for any award is currently determinable.

(3)         In March 2012, Mr. Ewigleben was granted 10,057 shares of restricted stock valued at $91,520 for 2011 performance pursuant to his employment agreement. All of these shares vested on the date of grant. In addition, the Compensation Committee approved the following restricted stock grants under the LTIP, granted in March 2012 in recognition of 2011 performance: Mr. Ehrlich, 1,425 shares valued at $12,968; Mr. Van Horn, 1,650 shares valued at $15,015; Mr. Pelizza, 1,650 shares valued at $15,015; and Mr. Lueras, 945 shares valued at $8,600. All of these shares are scheduled to vest three years from the date of grant.

(4)         Mr. Cryan served as Interim President and Chief Executive Officer from September 28, 2012 to March 31, 2013 and received as compensation for his services: $7,500 per week, totaling $91,500 in 2012; 5,000 shares of restricted stock (with a grant date fair value of $26,000), 50% of which vested immediately and the other 50% of which vested upon the hiring of a permanent President and Chief Executive Officer; and an option to purchase 20,000 shares of the Company’s common stock (with a grant date fair value of $82,000), with 25% of the option shares vesting every six months following the date of grant. Mr. Cryan was also granted 5,000 shares of restricted stock, with a grant date fair value of $33,500, on June 4, 2012 in connection with his re-election as a director of the Company.

*              *              *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact me by phone at (303) 531-0473 or by email at jvigil@uraniumresources.com. You may also contact Paul Hilton of Hogan Lovells US LLP by phone at (303) 454-2414 or by email at paul.hilton@hoganlovells.com, or David Crandall of Hogan Lovells US LLP by phone at (303) 454-2449 or by email at david.crandall@hoganlovells.com.

Sincerely,

/s/ Jeffrey L. Vigil
Jeffrey L. Vigil
Vice President and Chief Financial Officer